DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity # E0905842006-4
Document Number: 20060794313-35

Date Filed:
12/12/2006 8:00:32 AM
In the office of

Dean Heller
Secretary of State

Articles of Incorporation

(PURSUANT TO NRS 78)

ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:**	GOLDEN TAN, INC.
2. **Resident Agent Name and Street Address:** (must be a Nevada address where process may be served)	CORP 95, LLC Name 2620 REGATTA DR SUITE 102 — LAS VEGAS — Nevada 89128 Street Address — City — Zip Code 33585C DEL OBISPO ST NO. 200 — DANA POINT — NV 92629 Optional Mailing Address — City — State — Zip Code
3. **Shares:** (number of shares corporation authorized to issue)	Number of shares with par value: 75,000,000 — Par value: $ .001 — Number of shares without par value:
4. **Names & Addresses, of Board of Directors/Trustees:** (attach additional page if there is more than 3 directors/trustees)	1. KIM McELROY Name 3195 UPPER LEVELS RD #182 — ROBSON — BC V0G1X0 Street Address — City — State — Zip Code 2. Name Street Address — City — State — Zip Code 3. Name Street Address — City — State — Zip Code
5. **Purpose:** (optional-see instructions)	The purpose of this Corporation shall be:
6. **Names, Address and Signature of Incorporator.** (attach additional page if there is more than 1 incorporator)	DAVID DELOACH — Signature Name 2620 REGATTA DR SUITE 102 — LAS VEGAS — NV 89128 Address — City — State — Zip Code
7. **Certificate of Acceptance of Appointment of Resident Agent:**	I hereby accept appointment as Resident Agent for the above named corporation. Authorized Signature of R. A. or On Behalf of R. A. Company — 12/12/06 Date

This form must be accompanied by appropriate fees